EXHIBIT 20


For Snake Eyes Golf Clubs

For Release:  Immediate

Contact:  Chuck Phillips - Work (904) 285-4555/Home (904) 285-5681


           Snake Eyes Golf clubs Receives $6 Million Private Placement
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                          to Support Rapid Sales Growth
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PONTE VEDRA BEACH, FL, May 23, 1996 - - Ernie Vadersen, Chairman and Chief

Executive Officer of Snake Eyes Golf Clubs, announced today that the company has completed a private placement equity funding for $6 million, which will support the company's rapid sales growth.

     The funding announcement coincided with a second piece of financial news for the TOUR QUALITY golf club manufacturer and marketer which is the company had its first profitable month in April after a scant 15 months in business.

     As of April, 1996, the company boasts a scoring club product line consisting of three wedges (pitching, sand, and lob); three highly innovative putters, and a state-of-the-art driver.  Snake Eyes expects to include irons,

fairway woods and additional putters by mid-1997, positioning the company as a full line producer.

     Chairman Vadersen declared on behalf of the company and its shareholders that these financial hallmarks are as important as the fact that 65 PGA Tour players and 39 senior Tour players had Snake Eyes wedges in their bags during tournaments in 1995.

     According to Vadersen, the new equity funding and the ever-improving month-

to-month operating performance of the company only solidifies the company's position in the domestic and worldwide golf market.















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